Exhibit 99.1

Can-Fite’s NASH Indication Highlighted in Webinar by KOL Dr. Harrison: “Namodenoson May Have Big Impact on NASH”

PETACH TIKVA, Israel, January 28, 2021 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today published a webinar on Namodenoson in the treatment of NASH hosted by Can-Fite CEO Dr. Pnina Fishman and featuring Dr. Stephen Harrison, a Key Opinion Leader (KOL) in the treatment of non-alcoholic steatohepatitis (NASH). Can-Fite’s drug candidate Namodenoson completed a successful Phase II study in the treatment of non-alcoholic fatty liver disease (NAFLD)/NASH which met its endpoints. The Company is currently preparing a Phase IIb study for Namodenoson in the treatment of NASH, the protocol for which has been designed by Dr. Harrison and other KOLs. To view the webinar, please visit: https://vimeo.com/505573891.

During the webinar, Dr. Harrison commented on Namodenoson’s potential to treat NASH, stating, “We see via its mechanism of action (MOA) and preclinical models, as well as the positive impact across a broad range of noninvasive tests from the proof of concept Phase IIa trial that this drug candidate has the potential to have a significant impact on fatty liver disease.”

Dr. Harrison went on to indicate that future trials of Namodenoson in the treatment of NASH would target the population at greatest risk, those with some degree of fibrosis. He commented that the U.S. Food and Drug Administration and the European Medicines Agency have given clear criteria for accelerated or conditional approval of a drug which can show either: NASH resolution without worsening of fibrosis, or fibrosis improvement without worsening of NASH.

Dr. Harrison is Medical Director of Pinnacle Clinical Research, a gastroenterologist, and hepatologist specializing in metabolic liver disease. He served as a Professor of Medicine at the Uniformed Services University of the Health Sciences and is currently a Visiting Professor of Hepatology at Radcliffe Department of Medicine, University of Oxford. Dr. Harrison is a past Associate Editor for both Hepatology and Alimentary Pharmacology and Therapeutics. He is internationally known for studies in NAFLD/NASH with over 200 peer reviewed publications. Dr. Harrison previously served as a Colonel in the United States Army. Retiring in 2016, he concluded more than 20 years of dedicated service to his country. During his army tenure, he served as the Director of Graduate Medical Education at Brooke Army Medical Center, Associate Dean for the San Antonio Uniformed Services Health Education Consortium and Gastroenterology Consortium, and Gastroenterology Consultant to the Army Surgeon General.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, inflammatory disease and COVID-19. The Company's lead drug candidate, Piclidenoson, is currently in a Phase III trial for psoriasis and a Phase II study in the treatment of moderate COVID-19. Can-Fite's liver drug, Namodenoson, is headed into a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and successfully achieved its primary endpoint in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

 Motti Farbstein

 info@canfite.com

 +972-3-9241114